Exhibit 99.1

Biofrontera submits study report of pharmacokinetics study to FDA

Leverkusen, Germany, February 24, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, announces the submission of an application to the U.S. Food and Drug Administration (FDA) to amend the product information to allow the simultaneous use of three tubes of Ameluz®. The application is supported by a phase I pharmacokinetics (PK) study for the treatment of actinic keratoses with three tubes of Ameluz®.

In October 2020 (refer to our press release dated October 8, 2020), the Company was able to complete the clinical phase of the PK study, which tested the safety of photodynamic therapy (PDT) with the simultaneous use of three tubes of Ameluz® on larger or multiple areas. Subsequently, the study data was analyzed, the study report was prepared and then incorporated into the regulatory dossier (NDA).

“The results of this study gave no indication that the safety profile for treatment with three times the amount of Ameluz® would differ from the known safety profile with one tube,” explains Dr. Hermann Lübbert, CEO of Biofrontera. “ We anticipate convincing the FDA to amend the product information for Ameluz®, which currently limits the use to one tube of Ameluz® per treatment. An amended product information would allow the treatment of actinic keratoses with up to three tubes of Ameluz®. This will make an important difference to the competitiveness of Ameluz®.”

The maximum use PK study included 32 patients with actinic keratoses on larger or multiple areas who received PDT treatment with a total of three tubes of Ameluz® either on the face/scalp area or on the extremities/trunk/neck. Ameluz® was applied in accordance with the currently licensed treatment protocol, except that three tubes of the drug were used to treat a skin area of 60 cm². Illumination was performed after 3 hours of occlusion, using either one or two BF-RhodoLED® lamps simultaneously, depending on the number and location of the treatment area(s). The study was conducted at a specialized dermatological phase I facility in Texas/USA.

The objective of the study was to evaluate the safety of patients after applying three tubes of Ameluz® to the skin by investigating the amount of active ingredient that enters the blood stream. Further parameters related to the safety of patients undergoing such treatment were also investigated. Based on these results, the Company and the regulatory authority will be able to assess whether the simultaneous treatment with three tubes could lead to risks for patients.

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For enquiries, please contact:

Biofrontera AG
Thomas Schaffer, Chief Financial Officer	ir@biofrontera.com
Pamela Keck, Head of IR	+49 (0) 214 87 63 2 0

IR UK: Seton Services
Toni Vallen	+44 (0) 207 229 0805

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi® for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102